Exhibit (a)(5)(B)

Note:	The following is an un-official English translation of the Hebrew Cover Page of the Offer to Purchase that was published in Israel pursuant to Israeli law. The original Cover Page, written in Hebrew, is the exclusive legally binding version and the Company (as defined below) assumes no liability for any of the statements or representations made in this translation.

[FORM OF MIFRAT]

Scitex Corporation Ltd. (the “Company” or the “Offeror”)

In accordance with the Companies Law, 5759-1999 (the “Companies Law”), the Securities Law, 5728-1968, and the Securities Regulations (Tender Offers), 5760-2000 (the “Tender Offer Regulations”), following is a

Schedule (‘MIFRAT’) of Special Offer to Purchase by the Company

of up to 5,643,739 ordinary shares of NIS 0.12 par value per share (the “Shares”), held by the Company’s shareholders (the “Offerees”), representing up to approximately 13.1% of the voting rights in the Company and up to approximately 13.0% of the Company’s issued and paid-up capital as of the Schedule date,1 at a price of 5.67 US dollars per share, subject to any lawful withholding tax (the “Offer to Purchase”).

The Company’s shares are listed both on the Tel Aviv Stock Exchange Ltd. (the “TASE”) and on the Nasdaq National Market in the United States (“Nasdaq”). This Offer to Purchase is, therefore, subject to both Israeli and U.S. law. In accordance with an exemption granted by the Israeli Securities Authority (the “ISA”), this Schedule (with the exception of this cover statement) is identical to the Schedule that is being published by the Company in the United States, and includes additional details that are not mandated by the Tender Offer Regulations.

Shareholders of the Company who hold their shares through a TASE member, and are interested in expressing their position regarding the Offer to Purchase, should do so via the TASE member with which their securities deposits are managed, as specified in Section 3 of the Schedule.

Shareholders of the Company who are listed as shareholders in the Shareholders Register maintained by the Company in Israel (“Listed Holders”), who are interested in expressing their position regarding the Offer to Purchase, should do so via Clal Finance Batucha Investment Management Ltd. (the “Israeli Depositary”),2 at its offices in Rubinstein House, 37 Menachem Begin Road., Tel Aviv 67137, as specified in Section 3 of the Schedule. Additional contact information regarding the Israeli Depositary appear on the last page of the Schedule.

Shareholders of the Company who are neither Listed Holders, nor hold their shares via a TASE member, and who are interested in expressing their position regarding the Offer to Purchase, shall do so via the U.S. Depositary, as specified in Section 3 of the Schedule.

The results of the Offer to Purchase shall be determined, as specified in Section 1 of the Schedule, in consideration of the aggregate amount of shares included in Acceptance Notices and Notices of Objection as specified in Section 3 of the Schedule, to be delivered to the Company by the Offerees via the Depositaries.

The Company’s principal shareholders, Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd. (the “Principal Shareholders”) have advised the Company that they intend, subject to market conditions, to tender (in the aggregate) approximately 260,000 shares. As a result, the Principal Shareholders’ aggregate voting power in the Company, following the consummation of the Offer to Purchase, will rise from approximately 44% to approximately 47%, if the Company buys from Offerees 3,226,381 shares (the minimum number of shares which the Company wishes to buy from Offerees), and to more than 50.0% and up to approximately 50.6%, if the Company buys 5,643,739 shares from Offerees (the maximum number of shares which the Company wishes to buy from Offerees). In addition, a director of the Company has advised the Company that he intends to accept the Offer to Purchase. For additional details see section in the Schedule entitled “Plans for Scitex after the Offer; Certain effects of the Offer”.

[1]	The Company’s issued and outstanding share capital comprises of 43,467,388 shares, 448,975 of which were purchased by the Company and, in accordance with Section 308 of the Companies Law, are treasury shares conferring no voting rights.

[2]	The Israeli Depositary is controlled by IDB Development Corporation Ltd., the controlling shareholder of the Principal Shareholders of the Company.

As specified in Section 10 of the Schedule, the Company’s undertaking to buy shares in the Offer to Purchase in accordance with this Schedule is subject to the following conditions: (a) Minimum tenders by Offerees of at least 3,226,381 shares, representing at least 7.5% of the voting power in the Company; and (b) Pursuant to Section 331 of the Companies Law, the acceptance of the Offer to Purchase by a majority of votes from among those Offerees who shall have expressed their position with regard thereto (which count of Offerees’ votes shall exclude the votes of controlling shareholders of the Company or holders of controlling blocks in the Company, or anyone on their behalf, including family members or corporations under their control).

In the event that the aggregate number of shares for which Acceptance Notices shall have been received shall exceed 5,643,739, namely, the maximum number of shares which the Offeror has undertaken to purchase as aforesaid, the Offeror shall buy from each Offeree having delivered an Acceptance Notice, a prorated portion of the shares represented in such Acceptance Notice, in accordance with the ratio between the maximum number of shares which the Offeror had undertaken to purchase as aforesaid, and the aggregate number of shares for which Acceptance Notices as provided in this Schedule (including in the United States), shall have been received. If any circumstances occur of which the Company did not know, or could not have known, or did not foresee, or could not have foreseen, causing the terms of the Offer to Purchase to become materially different from the terms which a reasonable offeror would have proposed had he known of such circumstances as of the Schedule date, the Company shall be entitled to withdraw the Offer to Purchase, until the Last Date of Acceptance (as defined hereunder)*, and shall report the withdrawal of the Offer to Purchase to the ISA, to TASE and to the Registrar of Companies, and shall, within one business day, publish a notice on the withdrawal from the Offer the Purchase and the circumstances thereof in two daily newspapers having a mass circulation and published in Israel in Hebrew.

In accordance with Section 331 of the Companies Law, the Offer to Purchase is a special tender offer addressed to all Offerees, and the Offerees may give notice of their acceptance of the Offer to Purchase or of their objection thereto, as specified in Section 3 of the Schedule. If the Offer to Purchase is accepted, the Offerees who shall have given no notice of their position regarding the Offer to Purchase, or shall have objected thereto, may accept the Offer within a four-day period following the Last Date of Acceptance (as defined below) (the “Additional Period”).

The Company’s Board of Directors has approved the Offer to Purchase, but has refrained from expressing its opinion on the advisability thereof, in accordance with the provisions of Section 329 of the Companies Law and of Section 21 of the Tender Offer Regulations. See the section in the Schedule entitled “Purpose of the Offer; Reasons for the Offer.”

The Last Date of Acceptance, up to which Acceptance Notices or Notices of Objection to the Offer to Purchase may be delivered, is Monday, June 14, 2004 at midnight israel time (the “Last Date of Acceptance”)* (For details regarding the way that Acceptance Notices or Notices of Objection to the Offer to Purchase may be delivered between 17:00 and 24:00* on the Last Date of Acceptance and during the last day of the Additional Period, see Section 3 of the Schedule).

Schedule date: May 14, 2004

* Equivalent to “The Initial Completion”.